Richard A. Kline 650.752.3139 rkline@goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive T: 650.752.3100 F: 650.853.1038

December 23, 2013

Mark P. Shuman

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Opower, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted November 12, 2013

CIK No. 0001412043

Dear Mr. Shuman:

This letter is submitted on behalf of Opower, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 submitted confidentially on November 12, 2013 (the “Draft Registration Statement”), as set forth in your letter dated December 9, 2013 addressed to Daniel Yates, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting an Amended Draft Registration Statement (“Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the recitations of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

December 23, 2013

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE: In response to the Staff’s comment, the Company has provided to the Staff on a supplemental basis copies of the written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that were used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. Such materials were only made available for viewing by such investors during the Company’s presentation. Pursuant to Securities Act Rule 418, such copies shall not be deemed to be filed with, or a part of and included in, the Company’s registration statement on Form S-1. Additionally, pursuant to Securities Act Rule 418(b), the Company respectfully requests that the Staff return copies of such materials to the Company. Other than these meetings, the Company has not provided, and it has not authorized any person to provide any written materials in reliance on Section 5(d) of the Securities Act. The Company undertakes to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In addition, the Company advises the Staff that no broker or dealer that is participating or will participate in this offering has published or distributed research reports about the Company in reliance on Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act. The Company undertakes to provide the Staff with copies of such reports in the event that they are published or distributed in the future.

2.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

December 23, 2013

RESPONSE: The Company acknowledges the Staff’s comment and understands that the Staff will need sufficient time to review the filing after the price range is included and that the inclusion of the price range may cause the Staff to issue additional comments.

3.	With your next amendment or as soon as practicable thereafter, please file all omitted exhibits. Once you fill the omitted items, we may have additional comments. Ensure that you allow sufficient time for your response to any comments that may result from our review in each case.

RESPONSE: In response to the Staff’s comment, the Company has submitted Exhibits 1.1, 4.2 and 10.2 with the Amended Draft Registration Statement in addition to the exhibits submitted with the Draft Registration Statement. A majority of the outstanding exhibits remain subject to review and approval by the Company’s board of directors and stockholders. The Company undertakes to file all remaining exhibits as soon as practicable to allow the Staff a sufficient amount of time to review them and for the Company to respond to any comments that may result from the Staff’s review.

4.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

RESPONSE: The Company has included the artwork that it intends to use in the prospectus with the Amended Draft Registration Statement.

5.	Please specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions set forth in the registration statement. You must be able to substantiate on a reasonable basis all of the projections, statistics and assertions that you cite. Examples of assertions or references that need support include the following:

•	utilities will commit more than $11 billion to energy efficiency, demand response and customer engagement programs in 2013 in an effort to address these two challenges (page 1);

•	in 2012, the use of your products and services saved approximately 1,100 gigawatt hours of energy, and improved customer sentiment metrics by up to 10% (page 1);

•	the addressable market includes 1,300 electric and gas utilities worldwide, serving 650 million households and 60 million businesses (page 2);

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

December 23, 2013

•	based on your internal analysis and industry experience, you estimate your addressable market opportunity to be at least $11 billion annually (page 3);

•	Utilities spend $6 billion annually on customer service (page 4);

•	Opower is a leading provider of cloud-based software to the $2.2 trillion dollar utility industry (page 41) and

•	your utility customers are earning an additional $86.3 million of annual profit from performance incentives, which translates to an additional 6.9% return

RESPONSE: In response to the Staff’s comment, the Company has provided to the Staff on a supplemental basis materials to support the referenced information above, including minor changes to the last factual statement cited by the Staff above (as revised in the Amended Draft Registration Statement). The Company is also supplementally providing additional support for (i) its statement on page 67 of the Amended Draft Registration Statement that the Company “generate[s] energy savings of 1.5% to 2.5% per household” and (ii) its statement on page 69 of the Amended Draft Registration Statement that the Company’s “system imported and validated nearly 100 billion utility meter reads in 2013.” To expedite the Staff’s review, the Company has marked the supplemental materials to show where within each source the applicable referenced material is located.

Pursuant to Securities Act Rule 418, these supplemental materials shall not be deemed to be filed with, or a part of and included in, the Draft Registration Statement or the Amended Draft Registration Statement. Additionally, pursuant to Securities Act Rule 418(b), the Company requests that the Staff return copies of these supplemental materials to the Company.

Prospectus Summary

Overview, page 1

6.	We note your reference here, and throughout your filing, to an approximate 8% penetration of your utility clients’ customer base for your Energy Efficiency solution. Tell us what consideration you gave to disclosing the same measure of performance for your Customer Engagement, Thermostat Software and Demand Response solutions.

RESPONSE: In response to the Staff’s comment, the Company supplementally advises the Staff that it considered disclosing the customer penetration measure for its Customer Engagement, Thermostat Software and Demand Response solutions in a similar manner as the disclosure for its Energy Efficiency solution. However, the Company determined that these metrics would not be meaningful to investors. For example, the Company’s customer penetration rate for its Customer Engagement solutions is significantly higher than it is for its Energy Efficiency solution. However, the Company’s Customer

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

December 23, 2013

Engagement solution is typically the first solution many customers seek, and the penetration rate of the Customer Engagement solution is not necessarily indicative of the Company’s ability to sell additional features to its existing customers’ client base, which is the more critical driver of revenue growth. Furthermore, Thermostat Software and Demand Response solutions, which the Company hopes will one day be more indicative of revenue growth, are in the early stages of being offered to and adopted by customers. As such, the penetration rates for those solutions are not yet meaningful to investors. Notwithstanding, the Company will continue to monitor penetration rates of other solutions internally, and, if it appears that additional customer penetration rates are material and meaningful to an investor’s understanding of the Company’s business, the Company will consider publicly disclosing those rates in the future.

Risk Factors

A limited number of our utility customers are responsible for. . ., page 15

7.	We note your disclosure that many of your customer agreements are subject to termination by the customer for any reason. Please tell us what consideration you gave to including a separate risk factor to highlight this point.

RESPONSE: In response to the Staff’s comment, the Company has revised page 15 of the Amended Draft Registration Statement to include a separate risk factor indicating that many of the Company’s customer agreements are subject to termination by the customer for any reason.

Our results of operations may be harmed if we are required to collect sales taxes for our products and solutions. . ., page 18

8.	Please tell us the basis for your belief that you are not required to collect sales taxes from your customers. In your response, please also quantify the potential impact of an adverse determination on this issue.

RESPONSE: In response to the Staff’s comment, the Company supplementally advises the Staff that direct access to the Company’s software platform by utility customers tends to be limited. The Company’s utility customers provide energy usage information, and the Company consolidates this data with other sources and provides the utility customer and their consumers with insightful information that is delivered through paper reports and online displays. Based on most state tax codes, this interaction is considered an information or data analytics service rather than the conveyance of a software license to the consumer. Generally, software license services are subject to sales tax, but data analytics services are not.

For the limited number of states that tax data analytics services, the Company charges sales tax to its customers. If more states began charging this tax or determined that the

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

December 23, 2013

Company’s services are subject to sales tax for other reasons, the direct impact to the Company would likely not be material. The Company’s contracts allow it to charge its customers sales tax when such charges are allowed by law, which is the case in most states. The contracts also provide the right to receive payment for prior sales tax if it is deemed owed.

Postal charges are one of our most significant costs, page 18

9.	You state that changes in postal expenses could have a significant impact on your business. Please provide quantitative information regarding the magnitude of this risk. For example, this could include a discussion of the relative contribution of postal expenses to the cost of revenue and additional quantitative information on the impact on the cost of revenues of the January 2013 United States Postal Service’s determination to charge first class postal rates for your reports.

RESPONSE: In response to the Staff’s comment, the Company supplementally advises the Staff that the decision of the United States Postal Service (“USPS”) to change the classification of the Company’s mailings had a significant impact on its cost of revenue. The USPS charges approximately 80% more for first class postage than it charges for standard or bulk rate mail. In May 2013, the Company proposed an alteration to the content of its mailers to the USPS, and the USPS agreed that the Company’s mailers, as revised, would be eligible for standard rates. As a result, the impact of the USPS’s decision was primarily isolated to the period between January 1, 2013 and June 30, 2013. During that time, the Company’s payments to the USPS increased by $2.9 million. The Company has updated page 19 of the Amended Draft Registration Statement to provide this disclosure in order to provide quantitative context to investors regarding the magnitude of this risk. During the six months ended June 30, 2013, 19% of the Company’s cost of services were attributable to the postal classification change.

Market and Industry Data, page 34

10.	With respect to each third-party statement in your prospectus - such as those published by Accenture, Greentech Media, Institute for Electric Efficiency, International Energy Agency and Navigant Research - please provide us with the relevant portions of the industry research reports and publications you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the referenced information, and cross-reference it to the appropriate location in your prospectus. Ensure that you set forth the publication dates of all cited reports. Also, please tell us whether all or any of the reports or other publications were commissioned for you or for use in the offering.

RESPONSE: In response to the Staff’s comment, the Company has provided to the Staff on a supplemental basis the relevant portions of the industry research reports from Greentech Media, the Institute for Electric Innovation and Navigant Research, as cited in the Amended Draft Registration Statement. To expedite the Staff’s review, the Company

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

December 23, 2013

has marked each report to highlight the applicable portion or section containing the referenced information and has cross-referenced it to the appropriate location in the Amended Draft Registration Statement. The Company supplementally advises the Staff that references to Accenture and International Energy Agency were removed from page 35 of the Amended Draft Registration Statement because no reports are cited from such parties. In addition, the Company further supplementally advises the Staff that none of the reports cited in the Amended Draft Registration Statement were commissioned by the Company or for use in this offering.

Dilution, page 38

11.	With respect to the total consideration paid by existing stockholders that will be provided in the second table, tell us why you have not disclosed that amount and the basis on which it is excluded. To the extent the amount in this column will not represent cash payments, tell us what consideration you have given to including a footnote that describes the nature, amounts and valuations used with respect to any non-cash payments for those shares.

RESPONSE: In response to the Staff’s comment, the Company has revised page 39 of the Amended Draft Registration Statement to disclose the total consideration paid by existing stockholders. The Company supplementally advises the Staff that it has not disclosed the amount of non-cash consideration paid for shares because the amount is immaterial (less than 0.1% of the total consideration).

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Key Performance Indicators for Our Business, page 43

12.	We note that the total number of customers served in footnote 2 includes customers for whom services have not yet been provided. Tell us what consideration was given to disclosing the number of revenue generating customers as of the end of each period presented in addition to the total number of customers that have signed contracts. Also, tell us what consideration you gave to providing a customer retention or renewal rate.

RESPONSE: In response to the Staff’s comment, the Company supplementally advises the Staff that it gave consideration as to disclosing the number of revenue generating customers as of the end of each period presented and respectfully submits that it believes that the disclosed metric as presented in the Draft Registration Statement appropriately reflects the leading indications of the Company’s paid-customer growth. The Company further supplementally advises the Staff that since the total number of customers that have signed contracts only includes customers who have contractually committed to a minimum level of non-refundable fees, customers for which services are to be provided or are being provided are appropriately treated as a single key performance indicator since all such

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

December 23, 2013

customers are expected to be revenue generating. The Company supplementally advises the Staff that the total number of customers who have signed a contract but not yet begun generating revenue as of the end of a period has historically been immaterial and, therefore, is not a meaningful adjustment to the presented performance indicator. For example, as of each of September 30, 2012 and 2013, there was only one such customer.

The Company supplementally advises the Staff that it did consider providing customer retention or renewal rate information, but determined that neither of these metrics is a good indicator to investors of the Company’s future performance nor do they provide meaningful quantitative data for investors to evaluate trends in the Company’s revenue. The Company has a relatively small number of customers at this stage of its life, and the loss of a single customer will have a disproportionate impact on its renewal rate. Given that the customers are of varying sizes and contribution to the Company’s revenue, retention or renewal rate data would not provide a clear metric of the Company’s revenue potential. Additionally, the Company has typically retained nearly all of its customers, and it does not believe disclosure of the customer renewal rate is material to the business at this time. The Company respectfully submits that its existing disclosure of the contributions to net increases in revenue from existing customers and from new customers for relevant periods, including the nine months ended September 30, 2013 and the year ended December 31, 2012, is more meaningful to investors. The Company notes that the contributions from existing customers, by definition, includes net retention, on a GAAP revenue basis, and the Company believes this disclosure to be the most relevant and accurate measure of how its existing customers’ purchasing patterns affect the Company’s financial performance in a given period.

Six Months Ended June 30, 2012 and June 30, 2013

Revenue, page 46

13.	You state on page 42 that expanding with existing customers is one of your key financial metrics. Please add disclosure that addresses the change in households served for the interim period. Similar concerns exist with respect to your discussion of revenue for the years ended December 31, 2011 and 2012 on page 48.

RESPONSE: In response to the Staff’s comment, the Company respectfully submits that it believes that it would be misleading to provide enhanced disclosure as to the number of households served. The Company’s performance from period-to-period is only loosely correlated with the number of households served. This is due to the fact that households generate varying levels of revenue. Revenue may vary due to the type and level of services being provided, which may vary significantly. As a result, a change in households served between periods would likely be more confusing for investors than clarifying as to an underlying driver of changes of revenue between periods. A large increase of households with less revenue per household could have an immaterial effect,

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

December 23, 2013

while a small increase of households with greater revenue per household could be more financially beneficial for the Company. For this reason, the Company believes that the information already provided, which includes revenue from new and existing customers, as well as growth in customers overall, provide better explanations of period-to-period fluctuations in revenue.

Liquidity and Capital Resources, page 51

14.	Please identify the “utility partner” with whom you entered into a convertible loan agreement. Indicate the nature of your partnership, including whether the lender is a related party or customer and if so, disclose the amount of revenue associated with this entity.

RESPONSE: In response to the Staff’s Comment, the Company revised pages 52 to 53 of the Amended Draft Registration Statement to disclose the name of the utility partner and disclose that no revenue was generated from this customer in the nine months ended September 30, 2013. The Company supplementally advises the Staff that no services were delivered to E.On SE until the three months ended December 31, 2013.

Critical Accounting Policies

Revenue Recognition, page 53

15.	We note that “in the past” your subscription deliverables consisted of two offerings. Please expand your disclosures to also address all four of the service offerings described in your prospectus summary, including the dates when each service type was available.

RESPONSE: In response to the Staff’s comment, the Company supplementally advises the Staff that, although the Company provides four product lines focused on different targeted uses of its platform, the service deliverables for each of those product lines fall into two main categories – data analytics services and web platform services. The Company has revised page 55 of the Amended Draft Registration Statement to reflect that these deliverables encompass each of the Company’s products and to remove the reference to “in the past.”

16.	Your disclosure on page F-12 indicates that “normally approximately seven months” elapse between contract signing and the date delivery occurs. Please tell us why it takes seven months for delivery to take place. Indicate whether installation and set-up services are occurring over this period of time. Revise your policy to address any additional services being provided.

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

December 23, 2013

RESPONSE: In response to the Staff’s comment, the Company supplementally advises the Staff that several reasons lead to an average implementation time of seven months. The primary reasons are:

•	The Company spends a considerable amount of time coordinating with the customer related to the provisioning of data files, approval of marketing, branding and content materials, and developing the target households. Often this requires substantial participation from the Company’s customers, who may also be resource constrained. If the Company does not receive information from its customers, it is unable to deliver services.

•	The loading, integration and configuration of data is a time-consuming process. Often, utilities have grown through the consolidation of smaller regional providers. Although utilities may have consolidated branding and marketing, often the actual provision of energy is still delivered and tracked by disparate legacy systems. These systems inconsistently house data. For the Company to be effective, this data must be cleaned and standardized. To ensure the accuracy of the information and to maximize customer utility, significant quality assurance testing is completed.

•	The Company has limited resources with which to implement its solutions. The Company is continually hiring additional personnel to meet the increasing demands of its customers; however, to limit financial exposure, the Company rarely has excess capacity on the implementation team. Therefore, implementation may not begin immediately upon contract signing.

The Company considers these processes to be setup services. However, while these services are necessary for the use of its products, they are unlikely to provide stand-alone value to customers as they only allow for integration into the Company’s platform. As setup services provide no stand-alone value, they are recognized as revenue over the expected life of the customer as noted in the Company’s Revenue Recognition policy on pages 54 to 55 of the Amended Draft Registration Statement.

17.	Please disclose the underlying variable or variables upon which subscription and data management fees are based. Tell us the amount of revenue earned from variable revenue features, performance guarantees, and service-level requirements. If material, tell us what consideration you gave to separately disclosing revenue earned that is fixed and variable. This information should also be disclosed in results of operation discussion.

RESPONSE: In response to the Staff’s comment, the Company supplementally advises the Staff that the majority of the Company’s contracts are standardized contracts for which services are available to a predetermined targeted number of households, businesses or territories. The actual number of households or businesses does not impact fees or revenue. However, there are some contracts which have underlying variable features, performance guarantees and service-level requirements.

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

December 23, 2013

The Company has a limited number of contracts where fees are based on the number of deliverables provided to specific households on a monthly basis. These contracts require monthly tracking of services being delivered which are subsequently billed and recognized as revenue at the end of the month. The total variable revenue recognized in relation to these contracts for the nine months ended September 30, 2013 was $0.8 million. The current impact of variable contracts is immaterial to total revenue and is expected to be for the foreseeable future. As such, the Company does not consider further discussion to be necessary.

The Company has six active contracts that contain a performance component. The performance requirements involve the Company achieving measurable energy savings targets for the utility prior to earning the revenue in the agreement. For these contracts, no revenue is recognized until such time that the measurement goals have been achieved. The total revenue recognized for these contracts for the nine months ended September 30, 2013 was less than $0.1 million.

The Company has eight active contracts that contain service level agreements (“SLAs”). These SLAs require the Company to meet specific performance targets within the contract or be subject to refunding the utility amounts based on a specified formula. The Company does not currently recognize revenue for amounts subject to SLAs until the SLAs have been met. The Company has not returned any amounts related to SLAs in the nine months ended September 30, 2013. Based on the immaterial amounts related to the SLAs and no anticipation of material SLAs in future periods, the Company does not consider additional disclosure to be necessary at this time.

Common Stock Valuations, page 54

18.	Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

RESPONSE: In response to the Staff’s comment, the Company has not yet determined its proposed IPO price and supplementally advises the Staff that the underwriters have not yet communicated an estimated price range for the Company’s IPO. The Company undertakes to disclose to the SEC a proposed price range for the offering as soon as the Company and the underwriters determine such proposed price range. The Company supplementally advises the Staff that it first initiated preliminary discussions with the underwriters regarding the possibility of an IPO in September 2013, but no discussion of specific valuation of the Company occurred at that time.

19.	When the estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

December 23, 2013

RESPONSE: In response to the Staff’s comment, the Company undertakes to reconcile and explain the difference between the fair value of the underlying common stock as of the Company’s most recent valuation date and the midpoint of its IPO price range as soon as the estimated IPO price is known and included in the registration statement.

20.	Please continue to provide us with updates for all equity related transactions subsequent to this request through the effective date of the registration statement.

RESPONSE: In response to the Staff’s comment, the Company undertakes to provide the Staff with updates for all equity-related transactions through the effective date of the registration statement.

21.	We note that for your July and August 2013 grants the valuation of your common stock significantly increased “mainly due to the reassessment of comparable companies.” Disclose why you reassessed your comparable companies. Indicate whether these companies also experienced a significant increase in their stock valuations. Tell us why these comparable companies should not be utilized in prior valuations.

RESPONSE: In response to the Staff’s comment, the Company supplementally advises the Staff that it re-assessed its comparable companies in September 2013 for several reasons. First, the Company identified the continued evolution and characterization of its business model towards a Software-as-a-Service (“SaaS”) offering. As such, it reviewed its comparable companies to ensure that they better represented companies with similar business models. Second, in September 2013, the Company met with potential underwriters for its initial public offering. While such underwriters did not share any formal valuations with the Company, the underwriters did provide examples of what they considered to be potential comparable companies that they might use to value the Company when having discussions with potential investors in the Company’s initial public offering. Finally, several of the companies included in the updated comparable companies became public at various points in the first six months of 2013; therefore, public information for these companies was not available. The combination of these factors caused the Company to re-assess its comparable companies for purposes of determining the fair market value of the Company’s common stock.

The underlying valuations of the revised comparable companies increased from June 30, 2013 to September 30, 2013 by 31.1% and the market cap weighted average increased by 33.4%.

The Company respectfully submits that it believes that the selected comparable companies for valuations performed prior to the third quarter of 2013 remains appropriate. This list of comparable companies was based on input from an independent third-party valuation specialist and the Company’s best estimate. At the time these comparable companies were selected and used, both the independent third-party valuation consultant and the Company had a good faith belief that the comparable companies were appropriate and consistent with the Company’s business model and expected liquidity at that time.

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

December 23, 2013

Business

Our Customers, page 68

22.	You state on page 15 that National Grid and Pacific Gas and Electric Company represent 15% and 14% of your total revenue, respectively. Please add disclosure regarding the rights and obligations of the parties under these agreements. In your response, please tell us what consideration you gave as to whether these agreements should be filed. Please refer to Item 601(b)(10)(ii)(B).

RESPONSE: In response to the Staff’s comment, the Company has revised page 15 of the Amended Draft Registration Statement to add disclosure regarding the rights and obligations of the parties under the agreements with National Grid (“Grid”) and Pacific Gas and Electric Company (“PG&E”). The Company respectfully submits that its agreements with Grid and PG&E are such as those that ordinarily accompany the Company’s business and therefore were made in the ordinary course of the Company’s business. Furthermore, the Company submits that they are not material to the Company as the Company is not substantially dependent on them and, therefore, are not required to be filed as an exhibit to the Amended Draft Registration Statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Shares Eligible for Future Sale

Lock-Up Agreements, page 95

23.	You state that there are “certain exceptions” to the lock-up agreements. Please concisely describe exceptions to the lock-up agreements. Further, please advise as to whether you intend to provide notice to the market in the event the lock-ups are released prior to the 180-day period and consider including disclosure in this regard.

RESPONSE: The Company advises the Staff that the exceptions to the lock-up agreement are described in the section titled “Underwriters” in the Registration Statement. In response to the Staff’s comment, the Company has revised page 97 of the Amended Draft Registration Statement to make a cross reference to the “Underwriters” section of the Registration Statement for a description of the lock-up agreement. Furthermore, in response to the Staff’s comment, the Company has revised page 107 to disclose that the Company intends to provide notice to the market in the event the lock-ups are released prior to the 180-day period for officers or directors of the Company as required pursuant to FINRA Rule 5131(d)(2) for all initial public offerings.

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

December 23, 2013

Additional Information, page 109

24.	Please remove the phrase “in all respects” concerning summaries of contracts or other documents filed as exhibits.

RESPONSE: In response to the Staff’s comment, the Company removed the phrase “in all respects” on page 111 of the Amended Draft Registration Statement.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Operating Segment, page F-15

25.	Tell us what consideration you gave to disclosing the amount of revenue generated by each of your four solutions pursuant to ASC 280-10-50-40.

RESPONSE: In response to the Staff’s comment, the Company supplementally advises the Staff that the Company took into consideration the following language from ASC 280-10-50-40:

“A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.”

The Company believes that all of its product lines are one similar group of products. That is, all offerings are software products delivered via the Software-as-a-Service model. They all consist of performing data analysis and providing cloud-based services to utilities to influence the behavior of utility customers. If the Company’s products change to provide different offerings, the Company undertakes to consider separate disclosure of these product lines at that time.

Note 9. Income Tax, page F-25

26.	Disclose the domestic and foreign components of your total income or loss prior to the provision for income taxes. We refer you to Rule 4-08(h) of Regulation S-X.

RESPONSE: In response to the Staff’s comment, the Company supplementally advises the Staff that foreign income is less than 0.5% of loss before income taxes in each of the year ended December 31, 2012 and the nine months ended September 30, 2013. In future

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

December 23, 2013

periods, the Company undertakes to disclose foreign income before provision for income taxes should such amount exceed five percent of loss before income taxes in a given period.

Other

27.	Prior to the desired time of effectiveness, please ensure that we have received advice from the Financial Regulatory Authority that it has finished its review and of your filing and that it has no unresolved concerns with respect to the underwriting agreements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

RESPONSE: In response to the Staff’s comment, the Company undertakes, prior to the effective time, to ensure that the Staff receives notice from the Financial Industry Regulatory Authority that it has finished its review of the Company’s filing and that it has no unresolved concerns with respect to the agreements with the underwriters.

[Signature Page Follows]

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

December 23, 2013

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3139.

Sincerely,

/s/ Richard A. Kline

Richard A. Kline

cc:	Jeff Kauten, Securities and Exchange Commission

Stephen Kirkorian, Securities and Exchange Commission

Tammy Tangen, Securities and Exchange Commission

Daniel Yates, Opower, Inc.

Michael Sachse, Opower, Inc.

Anthony McCusker, Goodwin Procter LLP

Joseph Theis, Goodwin Procter LLP

Jim Palumbo, PricewaterhouseCoopers, LLP